UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRIBUNE PUBLISHING CO

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

896082 104

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer and Secretary

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 2 OF 23 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Tribune, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,691,371 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,691,371 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,691,371 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions
(1)	In its capacity as the direct owner of 4,691,371 shares of Common Shares (as defined below).

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 3 OF 23 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree AIF Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,691,371 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,691,371 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,691,371 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions
(1)	Solely in its capacity as the general partner of Oaktree Tribune, L.P.

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 4 OF 23 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree AIF Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,691,371 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,691,371 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,691,371 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions
(1)	Solely in its capacity as the general partner of Oaktree AIF Investments, L.P.

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 5 OF 23 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,691,371 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,691,371 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,691,371 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions
(1)	Solely in its capacity as the holder of all of the voting shares of Oaktree AIF Holdings, Inc.

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 6 OF 23 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OCM FIE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,576 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,576 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions
(1)	Solely in its capacity as the direct owner of 4,576 Common Shares.

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 7 OF 23 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,576 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,576 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions
(1)	Solely in its capacity as the managing member of OCM FIE, LLC.

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 8 OF 23 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,576 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,576 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions
(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 9 OF 23 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,576 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,576 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions
(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 10 OF 23 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,576 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,576 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions
(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 11 OF 23 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,576 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,576 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions
(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 12 OF 23 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,576 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,576 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,576 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions
(1)	Solely in its capacity as the managing member of OCM Holdings, LLC.

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 13 OF 23 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,695,947 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,695,947 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,695,947 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions
(1)	Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P. and the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 14 OF 23 PAGES

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 14, 2014 (together, this “Schedule 13D”), by (i) Oaktree Tribune, L.P., a Delaware limited partnership, (ii) Oaktree AIF Investments, L.P., a Delaware limited partnership, (iii) Oaktree AIF Holdings, Inc., a Delaware corporation, (iv) Oaktree Capital Group Holdings, L.P., a Delaware limited partnership, (v) OCM FIE, LLC, a Delaware limited liability company, (vi) Oaktree Fund GP, LLC, a Delaware limited liability company, (vii) Oaktree Fund GP I, L.P., a Delaware limited partnership, (viii) Oaktree Capital I, L.P., a Delaware limited partnership, (ix) OCM Holdings I, LLC, a Delaware limited liability company, (x) Oaktree Holdings, LLC, a Delaware limited liability company, (xi) Oaktree Capital Group, LLC, a Delaware limited liability company, and (xii) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Shares”) of Tribune Publishing Company, a Delaware corporation (the “Issuer”).

The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Ownership percentages set forth in this Amendment No. 1 are based upon a total of 31,673,087 Common Shares issued and outstanding as of May 2, 2016, as derived from the information reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 5, 2016.

ITEM 2.	IDENTITY AND BACKGROUND.

The information set forth in Annex A to this Schedule D is hereby replaced in its entirety with the information set forth in Annex A to this Amendment No. 1.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

The Reporting Persons will routinely monitor and assess, among other things, (i) the business, financial condition, operations, prospects, capital structure and management of the Issuer, (ii) the value and price of the Common Shares, (iii) relevant developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to the Reporting Persons, and (v) other investment considerations that the Reporting Persons may deem from time to time to be relevant. On the basis of such assessments, the Reporting Persons may, at any time and from time to time, take such actions with respect to their investment in the Issuer as they determine to be appropriate, including, without limitation, (i) proposing measures which they believe would enhance shareholder value, (ii) seeking changes to the board of directors or senior management of the Issuer, (iii) seeking changes to the Issuer’s charter or bylaws, (iv) purchasing additional Common Shares or other securities of the Issuer, (v) selling some or all of the Common Shares or other securities of the Issuer that are held by the Reporting Persons, or (vi) otherwise changing their intention with respect to any of the matters referenced in Items 4(a) through 4(j) of Schedule 13D.

It is the Reporting Persons’ understanding that, on or around April 25, 2016, Gannett Co., Inc. (“Gannett”) submitted a proposal to the Issuer to acquire the Issuer and that, on or around May 4, 2016, the board of directors of the Issuer rejected such proposal. The Reporting Persons believe that it would be in the best interests of the Issuer and its stockholders for the Issuer to pursue discussions with Gannett to see if an acceptable agreement can be reached for Gannett to acquire the Issuer. In addition, the Reporting Persons believe that the Issuer should, in the event one or more other parties express an interest in acquiring the Issuer, be open to discussions with such parties regarding such an acquisition.

Without limiting any of the above, the Reporting Persons expect to communicate with one or more significant stockholders of the Issuer or other third parties about their respective views regarding the Issuer,

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 15 OF 23 PAGES

including, without limitation, their respective views regarding the Issuer’s response to any acquisition proposal by Gannett or any other party. Such communications may result in a plan for common action, including, without limitation, a plan for common action with respect to (i) voting for or against any nominee to the Issuer’s board of directors, (ii) voting for or against other matters submitted to the stockholders of the Issuer for a vote, (iii) supporting or opposing any acquisition proposal or other extraordinary transaction involving the Issuer, and (iv) other matters referenced in Items 4(a) through 4(j) of Schedule 13D. There is no assurance that these communications would lead to any definitive plan or proposal.

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 16 OF 23 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2016

OAKTREE TRIBUNE, L.P.

By:	Oaktree AIF Investments, L.P.
Its:	General Partner

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

OAKTREE AIF INVESTMENTS, L.P.

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

OAKTREE AIF HOLDINGS, INC.

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 17 OF 23 PAGES

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

OCM FIE, LLC

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Authorized Signatory

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 18 OF 23 PAGES

OAKTREE FUND GP I, L.P.

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

OCM HOLDINGS I, LLC

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

OAKTREE HOLDINGS, LLC

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 19 OF 23 PAGES

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 20 OF 23 PAGES

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

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Name	Principal Occupation

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Larry W. Keele	Retired

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 22 OF 23 PAGES

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree AIF Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree AIF Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree AIF Investments, L.P.

The general partner of Oaktree AIF Investments, L.P. is Oaktree AIF Holdings, Inc.

CUSIP No. 896082 104	SCHEDULE 13D/A	PAGE 23 OF 23 PAGES

Oaktree Tribune, L.P.

The general partner of Oaktree Tribune, L.P. is Oaktree AIF Investments, L.P.

OCM FIE, LLC

The managing member of OCM FIE, LLC is Oaktree Fund GP, LLC.